Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OTACA
36 Argonaut Suite 100
Aliso Viejo, CA 92656
https://otacatequila.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: OTACA
Address: 36 Argonaut Suite 100, Aliso Viejo, CA 92656
State of Incorporation: CA
Date Incorporated: August 10, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $200.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family

First 72 hours | 15% bonus shares

Super Early Bird

Next 72 hours | 10% bonus

Early Bird Bonus

Next 7 days | 5% bonus shares

Amount-Based:

$500+

Receive an E-gift card for redemption of an OTACA T-Shirt

$1000+

Receive an E-gift card for redemption of an OTACA Hat and T-Shirt

$5000+

Receive 5% additional bonus shares, plus an E-gift card for redemption of one bottle of OTACA. *OTACA Tequila cannot currently ship to Alabama, Arkansas, Delaware, Mississippi, Rhode Island, Utah, Hawaii, or Alaska. If you are located in one of these states, you will receive a $100 E-gift card to shop on OTACA Tequila's E-store.

$10,000+

Receive 5% additional bonus shares, plus an E-gift card for redemption of a OTACA Hoodie, plus a e-card for a signed bottle of OTACA by Joel Garcia and CEO. *OTACA Tequila cannot currently ship to Alabama, Arkansas, Delaware, Mississippi, Rhode Island, Utah, Hawaii, or Alaska. If you are located in one of these states, you will receive a $100 E-gift card to shop on OTACA Tequila's E-store.

$25,000+

Receive 5% additional bonus shares, plus a private tour and tequila tasting at OTACA HQ and lunch with the founders

$50,000+

Receive 10% additional bonus shares plus a 2-night stay at Waldorf Astaria in Dana Point, CA and a round of golf for 2 with the founders. Flights not included. Investor to give 60-day notice of travel time.

$100,000+

Receive 10% additional bonus shares, plus a round-trip for two for two nights to Jalisco to tour the distillery with the CEO and Tequilero. $800 flight credit included. Hotel accommodation will be in Guadalajara.

**All perks occur when the offering is completed.*

*Flight credit to be sent as an E-gift card via email.

The 10% StartEngine Owners' Bonus

Otaca will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Otaca Tequila is a luxury, new to market, sipping tequila brand, founded in Southern California in 2020. We are debuting with 25,000 bottles of our Tequila Plata in Fall 2021, following with our Tequila reposado in spring 2022, and finally our Tequila Anejo in 2024. We will be branding OTACA Tequila as an artisinal pure Tequila with no additives or fillers.

Competitors and Industry

There are a few key competitors in our industry. First, Casa Dragones Tequila has a similar demograpic of clientele. Second, Clase Azul is another sipping tequila on the market that is a big go-to at bars and resturants, we will stand out next to them on the shelf. Third, Don Julio 1942 and Don Julio 70, will be a huge competitor considering they're one of the most well-known sipping tequilas on the market. Fourth, Fortaleza is known for its artisinal hand made product like us, although we are much smoother than all of the above tequilas with no fillers, no added sugars and no enhanced flavors.

Current Stage and Roadmap

As of now, approximately one million dollars has been personally invested from founders to develop the bottle, tequila recipe, first batch and secure all necessary licenses. We have built out our Headquarters to accommodate for warehouse/ tequila storage space as well as a newly constructed and branded head office and boardroom. We plan on self distributing throughout California, then strategically partnering with distributors nationally and globally.

The product is currently pre-market. Our initial anticipated roll-out includes: 25,000 bottles of our Tequila Plata summer 2021, following with our Tequila reposado in Winter 2021, and finally our Tequila Anejo in 2023. These are subject to change.

The Team

Officers and Directors

Name: Emmanuel Anthony Accetta

Emmanuel Anthony Accetta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: August 10, 2020 - Present
  Responsibilities: Initiating and closing large contracts. Networking with strategic partners. Main contact and connection to distillery in Mexico. Compensation: Does not currently take a salary.

Name: Nicole Accetta

Nicole Accetta's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: August 10, 2020 - Present
  Responsibilities: Billing, payments, banking and contract development. Compensation: Does not currently take a salary.

- **Position:** Secretary
  Dates of Service: August 10, 2020 - Present
  Responsibilities: SOS requirements

- **Position:** Director
  Dates of Service: August 10, 2020 - Present
  Responsibilities: Minutes, corporate meetings and voting.

Other business experience in the past three years:

- **Employer:** NBA Art Studio
  Title: Owner
  Dates of Service: August 08, 2019 - Present
  Responsibilities: Painter, creative director.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a uncertain degree of risk and should only be considered by those who can afford the loss of their investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the spirits industry for much higher valuation resulting in a profit.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, but if we do, this may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of product, tequila. Our revenues are therefore dependent upon the market for tequila.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
OTACA was formed on 08/10/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. OTACA has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 2 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Otaca Tequila is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our General risk factors for investors
You should consider carefully the risks and uncertainties described below and the other information in this Offering Memorandum before deciding whether to invest in the securities of the Company. The securities being offered are speculative and involve a high degree of risk. You should purchase the securities being offered only if you can afford to sustain a total loss of your investment. Accordingly, in analyzing this investment you should carefully consider the following risk factors. The order of the following is not intended to be indicative of the relative importance of any described risk nor is the following intended as, and should not be considered as, an exhaustive list. The risks described below are those considered to be the most material by the Company, and there may be additional risks that are not presently known to the Company. Conditions may change in the future, or new information may come to our attention that could impact our assessment of these risks. The occurrence of any one of the following events would be likely to have a material adverse effect on the Company and our business, prospects, financial condition, and/or results of operation, and you could lose all or part of your investment in the Company. COMPANY-RELATED RISK FACTORS We are a development stage company with no operating history on which to evaluate our business or base an investment decision. Our business prospects are difficult to predict because of our lack of operating history and early stage of development. At this time, we are a development stage company that has generated no revenues, and has limited current business operations. In particular, we have not proven that we can execute on our proposed business plan in a manner that enables us to be profitable and meet customer requirements, enhance our operations, develop and maintain relationships with key suppliers and retailers and strategic partners to extract value from our operations, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. If we are unable to accomplish these goals, our business is unlikely to succeed and you should consider our prospects in light of these risks, challenges and uncertainties. We face intense competition which could prohibit us from developing a customer base and generating revenue. The industry within which we operate is highly competitive with companies that have greater capital resources. Additionally, if demand for our

services continues to grow, we expect many new competitors to enter the market as there are no significant barriers to entry. More established companies with much greater financial resources which do not currently compete with us may be able to easily adapt their existing operations to our lines of business. Due to this competition, there is no assurance that we will not encounter difficulties in obtaining revenues and market share or in the positioning of our services or that competition in the industry will not lead to reduced prices for our services. We may need to raise additional financing. Our ability to implement our business plan may depend on our ability to obtain additional financing in the future. We cannot assure you that additional financing will be available on terms favorable to us. If adequate funds are not available on acceptable terms, our ability to grow our business would be dependent on the cash from your investment and the cash flow, if any, from our operations, which may not be sufficient. Our success is dependent, in part, on the skills and efforts of management. The loss and inability to replace such persons could have a material adverse effect on our business and operations. Our success is dependent, in part, on the efforts of our management. The loss of services by any of these individuals could materially and adversely affect our business and our future prospects. Our corporate governance and formation activities are incomplete Many of our founding documents and stock issuances are yet to be formally completed and signed. We are actively seeking signatures on various documents from founders, service providers and investors. If any such persons refuse to sign such agreements or demand different terms and conditions, addressing and resolving such disputes may negatively impact our business and/or your investment. In order to provide for the Company's immediate and urgent needs for capital, the Company's founders have issued a loan to the Company. The founders of the company, Nicole Accetta and Anthony Accetta, have loaned several hundred thousand dollars to the Company since it was incorporated in 2020 to purchase equipment, inventory, and supplies for the Company. In the event of a bankruptcy or dissolution, lenders generally take precedence over shareholders in claims over the assets of a company. Accordingly, should the Company be dissolved or go bankrupt, the founders will stand first in line in claiming any of the remaining assets of the Company. In short, the founders will be paid first. INDUSTRY RELATED RISK FACTORS We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business. The alcoholic beverage distribution market in the US is intensely competitive and fragmented. The principal competitive factors in that industry include product range, pricing, distribution capabilities and responsiveness to consumer preferences, with varying emphasis on these factors depending on the market and the product. With respect to individual customers, we face significant competition from various regional distributors, who compete heavily on price, in regions where our distribution centers are located. We also face competition from various producers in the tequila production industry. And we compete with other alcoholic and nonalcoholic beverages for consumer purchases in general, as well as shelf space in retail stores, restaurant presence and distributor attention. Our results are linked to economic conditions and shifts in consumer preferences, including a reduction in the consumption of alcoholic beverages. Our results of operations are affected by the overall economic trends in the US, the level of consumer spending, the rate of taxes levied on alcoholic beverages and consumer confidence in future economic conditions. In periods of economic slowdown, consumer purchase decisions may be increasingly affected by price considerations, thus creating negative pressure on the sales volume and margins of many of our products. Reduced consumer confidence and spending may result in reduced demand for our products and limitations on our ability to increase prices and finance marketing and promotional activities. A shift in consumer preferences or a reduction in sales of alcoholic beverages generally could have a material adverse effect on us. Changes in the prices of supplies and raw materials could have a materially adverse effect on our business. The cost of raw materials used in tequila production is subject to change and may increase. Should we be unable to pass on such increases to our customers, our margins and profits will likely be reduced. Accordingly, we cannot assure you that shortages or increases in the prices of our supplies or raw materials will not have a material adverse effect on our financial condition and results of operations. We are exposed to exchange-rate and interest rate movements that could adversely affect our financial results and comparability of our results between financial periods. Since our distilling, production, and bottling is done in Mexico, while our reporting currency is the U.S. dollar, the translation effects of fluctuations in the exchange rate between the two currencies may materially impact our financial condition and net income and may affect the comparability of our results between financial periods. We are subject to extensive government regulation; changes in or violations of law or regulations could materially adversely affect our business and profitability. Our business of producing, importing and distributing alcoholic beverages is subject to extensive regulation by federal and state agencies in both the US and Mexico. These regulations and laws address such matters as licensing and permit requirements, competition and anti-trust matters, trade and pricing practices, taxes, distribution methods and relationships, required labeling and packaging, advertising, sales promotion and relations with wholesalers and retailers. Also, new regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect our business, financial condition and results of operations. In addition, we are subject to numerous environmental and occupational, health and safety laws and regulations. We may also incur significant costs to maintain compliance with evolving environmental and occupational, health and safety requirements, to comply with more stringent enforcement of existing applicable requirements or to defend against challenges or investigations, even those without merit. Future legal or regulatory challenges to the industry in which we operate could give rise to liability and fines, or cause us to change our practices or arrangements, which could have a material adverse effect on us, our revenues and our profitability. Governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation of existing laws or regulations) that affect us, our competitors or our industry generally strongly influence our viability and how we operate our business. Complying with existing regulations is burdensome, and future changes may increase our operational and administrative expenses and limit our revenues. For example, we are currently required to have permits to produce, to import products, maintain and operate our warehouses, and distribute our products to wholesalers. Many of these permits must be renewed when they expire. Although we believe that our permits will be renewed upon their expiration, there is no guarantee that such will be the case. Revocation or non-renewal of permits could substantially and adversely affect our business. Additionally, our permits may be revoked prior to their expiration date due to non-payment of fees, taxes, or violation of health requirements. Therefore, our business would be materially and adversely affected if there were any adverse changes in relevant laws or regulations or in their interpretation or enforcement. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such products or service. In addition to the regulatory risks in the US, the World Health Organization is considering international regulations with respect to the sale of alcoholic beverages. If the regulations are strengthened well beyond our assumptions, the consumption of alcoholic beverages may decline due to a rapid contraction of the social acceptability of alcohol, resulting in an adverse impact on the Company's business performance and financial position. In addition, there is possibility the corporate brand value may decrease. Climate change and weather conditions could impact our business in unexpected ways. We operate in an industry where performance can be affected by the weather. Changes in weather conditions may result in lower consumption of tequila than in comparable periods. Additionally, ways that climate change could impact our business include, but are not limited to: ⊠ Incurrence of losses from product waste, opportunity loss, and damaged equipment and facilities due to the intensification of abnormal weather; ⊠ Loss of opportunities and incurrence of relocation costs as a result of inability to secure adequate water resources; ⊠ Higher operating costs associated with tightening supply and demand for water and increased water costs caused by severe droughts; ⊠ Increase in the cost of key raw materials; ⊠ Increase in climate change-related regulations, including: o Introduction of carbon pricing and/or taxation; o Tightening of water resource-related regulations. INVESTMENT RELATED RISK FACTORS No market exists for the Shares. Our Stockholders Agreement contains contractual restrictions on your ability to transfer the Shares. Federal and state securities laws may place additional restrictions on your ability to transfer the Shares. Because of these restrictions, you may be unable to liquidate your investment in the event of an emergency or for any other reason. As a result, you should only purchase the Shares if you are prepared to hold the Shares for an indefinite period of time. Determination of the Offering Price and Other Terms of the Shares have been Arbitrarily Determined. The Offering Price for the Shares has been arbitrarily determined by the Board and does not and will not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. No representation is being made by the Company or the Board that the Shares have or will have a market value equal to their Offering Price or could be resold (if at all) at their original Offering Price. The Offering Price for the Shares should not be considered an indication of the actual value of the Shares or the business of the Company or the price at which the Shares may be transferred following the consummation of this Offering. We may dilute your ownership interest. Although the Company may permit you to participate in future equity financings, you do not have any right to participate (except as may be set forth in a separate agreement between you and the Company). If we raise additional funds through the issuance of additional shares, and if you do not participate in the equity financing, then your percentage ownership interest in the Company will be reduced.

Our results are linked to economic conditions and shifts in consumer preferences, including a reduction in the consumption of alcoholic beverages.

Our results of operations are affected by the overall economic trends in the US, the level of consumer spending, the rate of taxes levied on alcoholic beverages and consumer confidence in future economic conditions. In periods of economic slowdown, consumer purchase decisions may be increasingly affected by price considerations, thus creating negative pressure on the sales volume and margins of many of our products. Reduced consumer confidence and spending may result in reduced demand for our products and limitations on our ability to increase prices and finance marketing and promotional activities. A shift in consumer preferences or a reduction in sales of alcoholic beverages generally could have a material adverse effect on us.

Changes in the prices of supplies and raw materials could have a materially adverse effect on our business.

The cost of raw materials used in tequila production is subject to change and may increase. Should we be unable to pass on such increases to our customers, our margins and profits will likely be reduced. Accordingly, we cannot assure you that shortages or increases in the prices of our supplies or raw materials will not have a material adverse effect on our financial condition and results of operations.

We are exposed to exchange-rate and interest rate movements that could adversely affect our financial results and comparability of our results between financial periods.

Since our distilling, production, and bottling is done in Mexico, while our reporting currency is the U.S. dollar, the translation effects of fluctuations in the exchange rate between the two currencies may materially impact our financial condition and net income and may affect the comparability of our results between financial periods.

We are subject to extensive government regulation; changes in or violations of law or regulations could materially adversely affect our business and profitability.

Our business of producing, importing and distributing alcoholic beverages is subject to extensive regulation by federal and state agencies in both the US and Mexico. These regulations and laws address such matters as licensing and permit requirements, competition and anti-trust matters, trade and pricing practices, taxes, distribution methods and relationships, required labeling and packaging, advertising, sales promotion and relations with wholesalers and retailers. Also, new regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect our business, financial condition and results of operations. In addition, we are subject to numerous environmental and occupational, health and safety laws and regulations. We may also incur significant costs to maintain compliance with evolving environmental and occupational, health and safety requirements, to comply with more stringent enforcement of existing applicable requirements or to defend against challenges or investigations, even those without merit. Future legal or regulatory challenges to the industry in which we operate could give rise to liability and fines, or cause us to change our practices or arrangements, which could have a material adverse effect on us, our revenues and our profitability. Governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation of existing laws or regulations) that affect us, our competitors or our industry generally strongly influence our viability and how we operate our business. Complying with existing regulations is burdensome, and future changes may increase our operational and administrative expenses and limit our revenues. For example, we are currently required to have permits to produce, to import products, maintain and operate our warehouses, and distribute our products to wholesalers. Many of these permits must be renewed when they expire. Although we believe that our permits will be renewed upon their expiration, there is no guarantee that such will be the case. Revocation or non-renewal of permits could substantially and adversely affect our business. Additionally, our permits may be revoked prior to their expiration date due to non-payment of fees, taxes, or violation of health requirements. Therefore, our business would be materially and adversely affected if there were any adverse changes in relevant laws or regulations or in their interpretation or enforcement. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such products or service. In addition to the regulatory risks in the US, the World Health Organization is considering international regulations with respect to the sale of alcoholic beverages. If the regulations are strengthened well beyond our assumptions, the consumption of alcoholic beverages may decline due to a rapid contraction of the social acceptability of alcohol, resulting in an adverse impact on the Company's business performance and financial position. In addition, there is possibility the corporate brand value may decrease.

Climate change and weather conditions could impact our business in unexpected ways.

We operate in an industry where performance can be affected by the weather. Changes in weather conditions may result in lower consumption of tequila than in comparable periods. Additionally, ways that climate change could impact our business include, but are not limited to: • Incurrence of losses from product waste, opportunity loss, and damaged equipment and facilities due to the intensification of abnormal weather; • Loss of opportunities and incurrence of relocation costs as a result of inability to secure adequate water resources; • Higher operating costs associated with tightening supply and demand for water and increased water costs caused by severe droughts; • Increase in the cost of key raw materials; • Increase in climate change-related regulations, including: o Introduction of carbon pricing and/or taxation; o Tightening of water resource-related regulations.

We operate in highly competitive industries, and competitive pressures could have a material adverse effect on our business.

The alcoholic beverage distribution market in the US is intensely competitive and fragmented. The principal competitive factors in that industry include product range, pricing, distribution capabilities and responsiveness to consumer preferences, with varying emphasis on these factors depending on the market and the product. With respect to individual customers, we face significant competition from various regional distributors, who compete heavily on price, in regions where our distribution centers are located. We also face competition from various producers in the tequila production industry. And we compete with other alcoholic and nonalcoholic beverages for consumer purchases in general, as well as shelf space in retail stores, restaurant presence and distributor attention.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nicole Accetta	9,137,055	Common Stock	45.685
Emmanuel Anthony Accetta	9,137,055	Common Stock	45.685

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 19,999,994 outstanding.

Voting Rights

One vote per share, please see voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO and board of directors of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,408,297
  Use of proceeds: Services rendered
  Date: May 21, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 2,500
  Use of proceeds: Product/inventory
  Date: July 30, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have acess to enough capital to run our business until january 2022. Once we start generating revenue (october 2021) we will have working capital to run our business without raising additional capital.

Foreseeable major expenses based on projections:

Inventory. We purchase 25,000 bottles per order to cut down on costs. This means our major expenses will be lumped together quarterly or semi anually.

Future operational challenges:

National distribution and the fees associated, choosing the most stratigic distrubutors.

Future challenges related to capital resources:

Purchasing more inventory.

Future milestones and events:

Large purchase orders to Russia, Canada and South America. This will generate margins closer to 70%

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$50,000 cash in corporate bank acount

$50,000 available on company Credit cards with Farmers and merchants bank

The founders personal savings (for emergency) $100,000

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are not critical. We have already purchased our first 25,000 bottles which we are expecting in the fall of 2021

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We will make it without this crowdfunding raise, but in order for us to grow at the rate we need to have a competitive advantage in our marketplace we need to raise additional funds $500,000 at least.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company for 8 months. our curent operating costs are $15,000 per month

How long will you be able to operate the company if you raise your maximum funding goal?

Indefinitely, our monthly operating costs are $15,000. Once we start generating revenue from our sales we will be self funding our operations. The money from our raise wil give us that huge boost of marketing we need initially.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, increasing the amount of the StartEngine raise.

Indebtedness

- **Creditor:** 2007 Accetta Trust
  Amount Owed: $500,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2030

Related Party Transactions

- **Name of Entity:** 2007 Accetta Trust
  Names of 20% owners: Emmanuel Anthony Accetta
  Relationship to Company: The 2007 Accetta Trust has loaned startup funds to the Company.
  Nature / amount of interest in the transaction: As a creditor of the Company.
  Material Terms: Our founder Emmanual Anthony Accetta has loaned startup funds to the Company through his personal trust and has agreed that repayment will come from profits.

Valuation

Pre-Money Valuation: $19,999,994.00

Valuation Details:

The company determined its pre-money valuation based on multiple factors. First, the company looked at Industry projections. Alcohol consumption rose by 9.3%, according to IWSR Drinks Market Analysis. Over the past few years, several drinks groups have made their first moves into Tequila and mezcal including Diageo, Pernod Ricard and Campari Group. Meanwhile, some of these multinationals have also expanded their agave spirits portfolio with new and established brands. Some notable omissions from our top 10 list include Bacardi's purchase of a minority stake in Ilegal Mezcal in 2017, while it was also announced recently that family-owned firm Trinchero Family Estates had entered the Tequila category with the acquisition of Tres Agaves. One of the biggest Tequila deals in the past few years was Diageo's US$1 billion spend on Casamigos, the brand co-founded by actor George Clooney. The deal, which was announced in June 2017 and completed two months later, saw Diageo initially pay US$700m for the brand. The firm will potentially pay a further US$300m depending on Casamigos's performance over the next 10 years. Although Otaca is still developing, we analyzed these recent industry deals in the context of the space.

Second, the company evaluated its current presales on its products. We have stratigically partnered with a local liquor store that can ship DTC to 49 states. We have generated some notable presales through www.liquorstarts.com and we plan on keeping the momentum going through advertising and marketing until our debut launch.

Third, the company evaluated projected sales. We calculated this based on the following: we have 600 locations throughout southern California commited to our product. We have family and personal relationships with some of the largest luxury Mexican restaurant chains in California. We have LOIs from Russia and Canada.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, the company currently only has one class of security, no stock option plans or other securities with a right to acquire shares outstanding. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  80.0%
  Instagram adds, Facebook and social media. Pop up stands at event and Charitys as well as spokes people and brand ambassadors

- *Working Capital*
  16.5%
  product, plata bottles, plata juice and plata tops.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  60.0%
  Purchase Product

- *Company Employment*

20.0%
Sales teams, accounting and reception. We will be looking for a industry leading CFO last quarter of 2021

- *Marketing*
16.5%
National advertisement, brand ambassadors. Industry research and target market development.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://otacatequila.com/ (https://otacatequila.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/otaca-tequila

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OTACA

[See attached]

OTACA CORPORATION

(a California corporation)

Unaudited Financial Statements

For the inception period of August 10, 2020 through June 30, 2021

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 21, 2021

To: Board of Directors, OTACA CORPORATION

Re: 2021 inception Financial Statement Review

We have reviewed the accompanying financial statements of OTACA CORPORATION (the "Company"), which comprise the balance sheets as of June 30, 2021, and the related consolidated statements of operations, changes in stockholders' equity/deficit and cash flows for the inception period of August 10, 2020 through June 30, 2021, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group, LLC
Aurora, CO

OTACA CORPORATION
BALANCE SHEETS
As of June 30, 2021
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

		As of June 30, 2021
ASSETS		
Current Assets		
Cash and cash equivalents	$	23,809
Inventory		307,448
Total current assets		331,257
Fixed assets, net		139,703
Intangible assets, net		11,581
Deposits		3,835
Total Assets	$	486,376
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Loans payable	$	500,000
Total Current Liabilities		500,000
Vehicle loan		45,836
Total Liabilities		545,836
SHAREHOLDERS' DEFICIT		
Common stock (484,000 shares issued and outstanding as of June 30, 2021)		93,103
Retained deficit		(152,563)
Total Shareholders' Deficit		(59,460)
Total Liabilities and Shareholders' Deficit	$	486,376

OTACA CORPORATION
STATEMENT OF OPERATIONS
For the inception period of August 10, 2020 through June 30, 2021
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Ended June 30, 2021
Revenues, net	$ 0
Operating expenses	
Start-up and organizational expenses	113,793
Other general and administrative	38,778
Total operating expenses	152,571
Net Operating Income (Loss)	(152,571)
Interest income	8
Tax (provision) benefit	–
Net Income (Loss)	$ (152,563)

OTACA CORPORATION
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For the inception period of August 10, 2020 through June 30, 2021
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Retained Deficit	Shareholders' Deficit
Balance as of August 10, 2020 (inception)	**$ 0**	**$ 0**	**$ 0**
Capital contributions	93,103		93,103
Net Income (Loss)		(152,563)	(152,563)
Balance as of June 30, 2021	**$ 93,103**	**$ (152,563)**	**$ (59,460)**

OTACA CORPORATION
STATEMENT OF CASH FLOWS
For the inception period of August 10, 2020 through June 30, 2021
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Ended June 30, 2021
Operating Activities	
Net Income (Loss)	$ (152,563)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Changes in operating asset and liabilities:	
(Increase) Decrease in inventory	(307,448)
(Increase) Decrease in deposits	(3,835)
Net cash used in operating activities	(463,846)
Investing Activities	
Purchase of long-lived assets	(151,284)
Net cash used in operating activities	(151,284)
Financing Activities	
Proceeds from loans	545,836
Capital contributions	93,103
Net change in cash from financing activities	638,939
Net change in cash and cash equivalents	23,809
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 23,809

OTACA CORPORATION
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
As of June 30, 2021
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

OTACA CORPORATION (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of California on August 10, 2020. The Company manufactures and distributes branded alcoholic spirits.

Since inception, the Company has relied on issuing securities and obtaining loans to fund its operations. As of June 30, 2021, the Company had decreasing working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 8) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of June 30, 2021, the Company had $23,809 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2021, the Company had $139,703 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its manufactured beverages.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after

December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company's primary obligations relate to loans made to the Company totaling approximately $500,000 as of June 30, 2021 wherein the Company borrowed from an affiliate of the Company. The loan does not accrue interest.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the appropriate period ended. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through June 30, 2021 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any threatened or actual litigation against the Company.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside of the related party lending discussed in Note 4 above.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through July 21, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

OTACA Tequila

Once Tried, Always Craved Agave


OTACA
TEQUILA

Website | Aliso Viejo, CA | FOOD & BEVERAGE

$0.00 raised

0 Investors	**$20M** Valuation
$1.00 Price per Share	**$200.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

There is purity in tequila. It is a straightforward process, yet it remains somewhat mysterious. Generations of knowledge anchor it and pass it down, hoping to produce magic in a bottle. OTACA is such a story. It is the journey of an entrepreneur with love for agave, always producing the perfect expression for the passion and appreciation of Tequila.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Tequila is one of the most widely consumed alcoholic beverages in the US. Just surpassing Vodka as the #2 spirit in the USA. In 2019, the US imported 22,728,141 9-liter cases of tequila, which is more than 40-times the second leading importer, Germany
- We are a worldwide top shelf sipping artisanal tequila at a mid-level price. We strategically priced ourselves below our comparable competitors while not sacrificing quality of production
- OTACA Tequila has a proprietary triple filtration and chilling process creating a tequila smooth enough to sip straight without a burning sensation when sipped.

OVERVIEW

OTACA: Once Tried, Always Craved Agave

Anthony Accetta has been on a quest to find the ultimate expression of tequila for many years. Fate landed him with one of the best tequileros in the world; Joel Garcia. Their connection created a spark - and today, we want to share the true flavor of agave, and some of the purest tequila ever produced.


OTACA
TEQUILA
OTACA
TEQUILA
Once tried.
Always craved.
Agave.

For us, OTACA Tequila is more than an acronym of our name - it's what we represent. It's the story of what we feel is the most craveable, smoothest sipping tequila in the industry.


OTACA
TEQUILA

THE MARKET

Tequila is in High Demand in the US, and Globally

Tequila is one of the most widely consumed alcoholic beverages in the U.S.

In 2019, the US imported **22,728,141** 9-liter cases of tequila, which is more than 40-times the second leading importer, Germany. (Source) Not to mention, California alone leads the pack, spending close to **$1 billion** on tequila on 4.2 million cases. (Source)

OUR TRACTION

Gearing Up for Distribution

We are 100% finished with the bottling and packing **25,000 bottles** of our debut product - Tequila Plata. We have already secured and lined up over 600 locations that we will be self distributing to. We plan to be strategically partnering with distributors nationally. With over 1.1 million in inventory that is 100% paid for, we plan to expand with several different distributors in global markets such as Canada, South America and Russia

We plan to generate our first sales in August 2021.


OTACA
TEQUILA

25,000

bottles packaged


OTACA
TEQUILA
OTACA
TEQUILA

600

locations secured
for self distribution

WHAT WE DO

We Make Smooth, Cravable Sipping Tequila

OTACA Tequila produces our unique 'Juice of the Gods' in Jalisco Mexico.

Joel Garcia, our Tequilero and part owner along with our CEO, Anthony Accetta, were the master creators behind the unique chilling and distilling process - which gives OTACA tequila its smooth pure taste. We strive to produce the purest tequila from 100% blue agave.


OTACA
TEQUILA






OTACA

The magic happens at nom 1477 - a boutique artisanal family owned distillery located in El Arenal, a small town near Tequila.

We will also be producing a Reposado, Añejo and extra Añejo, all of which start off with our Plata expression. Our Reposado is currently aging.



Portions of our raise and your investment will be utilized to purchase and produce more of our Plata to then age in the barrels for our future Reposados and Anejos. We've invested in special injection molds for our unique square caps that are being used along with simplifying our shipping and receiving department using robotic technology for shipments. As one of the founders being a woman, it was important that we choose to hire vendors in Mexico that employ the beautiful hard working women of that Country. It was important for us to be proud of our vendors and selected companies that they give back to the community as a whole.

**These product lines are currently in development and not yet available on the market.*



PLATA

- 100% pure Blue Weber agave, harvested after 8 years, not a day sooner
- Three times filtered, three times distilled through a proprietary chilling process
- Aerated and oxygenated

REPOSADO

- Starts with our Plata recipe
- Aged in American White Oak Barrels for 5 months

ANEJO

- Continuing aging process from the Reposado in American White Oak Barrels for 24 months

THE BUSINESS MODEL

Our Pricing Strategy Poises us for Growth

Our business model is to self distribute throughout Southern California - then, we will strategically place ourselves with the highest performing distributors for national distributions.


OTACA
TEQUILA

50%

profit margins

We sell our tequila wholesale to customers for $48.50. We have **50%** margins currently but plan to generate **60%** margins by 2022 through alternative design processes for the bottles and increased volume.

	WHOLESALE	RETAIL
PLATA		
Bottle:	$48.50	$64.95-$74.95
Case:	$291	$389.70
REPOSADO		
Bottle:	$64.50	$94.95
Case:	$387	$569.70
ANEJO		
Bottle:	$110	$150-$170
Case:	$660	$900

**The above pricing is estimated. The pricing is subject to change. All of these products are currently in development and not yet available on the market.*

HOW WE ARE DIFFERENT

Smooth, High-Quality, and Community-Run

We are a top shelf sipping artisanal tequila at a mid level price. We strategically priced ourselves below our comparable competitors. While our proprietary distilling and chilling process is unique, the end product is nothing short of perfection. Once the agave has been harvested, the core is baked in a clay oven. OTACA use a century old tahona process to squeeze the juice from the cooked Agave with a wheel made from volcanic rock. Unique copper flasks are then used to distill before we set it to age. During this process, no chemicals, flavors or fillers are added to the creation which results in a smooth tequila.

The difference between OTACA and other Tequila brands is how easy it is to drink. Once your lips hit the bottle you will never desire another Spirit. That's why we are Once Tried, Always Craved, Agāve.



THE VISION

When People think of High-End Tequila, They'll Think of Us

OTACA is truly "once tried, always craved agave".

Our vision is for tequila lovers across the world to think of OTACA when they want the smoothest purest tequila on the market.



OUR LEADERSHIP

Our Team Believes in OTACA

We have serial entrepreneurs, artists and successful business professionals who all share a love for Tequila.

Founders Anthony and Nicole Accetta have retired from their previous careers to fully commit themselves to the development of the company and brand and give 100%.

Our creative team and select founders consist of true latinos and individuals with many years of experience in the spirit industry. OTACA comes from a Mexican American culture - determined to create the world's best tequila.


OTACA

WHY INVEST

Be Part of Something Special

Here's why we think you should join us...

1. An opportunity to invest in the fastest growing spirit category, Tequila, a multi-billion dollar industry.
2. You are investing in a team and family that has made a decision once again to build a company that we believe will rock the world with the best tasting craveable spirit in the industry.
3. We are past the developmental stage, and are now entering the distribution phase. We are ready to take our product to market summer 2021 and have plans to get our product not only nationally recognized but worldwide.

It's time for you to be part of a tequila company that we believe is going to shock the world. Join our family as one of our partners and come have a drink with us.


OTACA

Meet Our Team



Anthony Accetta

CEO

A graduate of the school of hard knocks, Anthony Accetta's successful entrepreneur's career has seen a few twists and turns, but hard work and determination has enabled him to pursue his dreams. After building a series of state of the art and very lucrative car wash properties on the west coast, as well as his work as a renowned developer and builder of luxury properties, anthony is not a man to sit on his laurels. His next challenge is commensurate with someone whose appetite for a life well-lived has led him on a quest to find the perfect tequila which has transformed him from consumer to entrepreneur. He is driven with passion, vision and a singular goal in mind; finding the smoothest, most perfect "juice" (as tequila is called) and bringing it to the perfect audience, OTACA Tequila is the culmination of years of research, experimentation. OTACA Tequila is poised to be a relevant player in what has become one of the fastest growing segments in the spirits industry. As he is fond of saying, and so much so, that he trademarked this phrase in 2011 sure that it would become a global name, which is now our motto and our name, once tried, always craved... Agave, OTACA!



Nicole Accetta

CFO

Nicole brings a literal artist's pallet of skills to our enterprise. A native of British Columbia, Canadian, who has made Southern California her home for over a decade, she is an accomplished artist whose hyper realism paintings have taken the watch world by storm. Her keen eye, and mastery of detail are welcome and valuable assets, alongside her business acumen and diligence. She most notably has been a successful real estate developer with several outstanding homes to her credit. Organizing and operating high stress/ high revenue business' are not a new field for Nicole Accetta. Passionate and driven, which allows her to see the big picture and ensure that our relationships with distributors and retailers are efficient and profitable. Our operations are in great hands with Nicole.



Jack Ambriz

Strategic advisor

Jack is a creative director and strategic advisor that has been responsible for creating brand images and strategy for well recognized luxury spirit brands. House of Carbonadi, Louis XIII Cognac, Taittinger Champagne, and many other luxury lifestyle brands such as VanDutch Yachts, Gulfstream Aviation, Pagani Automobile, Difference Coffee and many more. He's a published photographer featured in Forbes, Nobleman, and Voyage LA. He uses his skill sets to help startups find their brand voice and execute marketing plans that result in positive ROI. He is currently involved with wine start up Yahyn, a platform that democratizes the 3-tier system and allows consumers and vineyards to get closer than ever. Jack will be a valuble asset for OTACA Tequila, continually putting us in the forfront of the Luxury spirit industry.



Talia Samuels

Public Relations

With a decade of hospitality public relations experience, Talia Samuels is one of the most sought- after publicity specialists in her industry. As the founder & president of Outshine Public Relations, Talia works on behalf of an all-star client roster, including AAA Five Diamond-awarded properties, celebrity restaurateurs, and Michelin-starred, James Beard Award-winning chefs and of course OTACA Tequila. Talia's integrity and expertise distinguish her as a trusted source for her media colleagues. Recognized as a force in her field, she has proven expertise in developing, implementing, and executing communications strategies that increase brand awareness, foster community connection & recognition through creative public relations campaigns, social media strategies, and special events.



Joel Garcia Barreto

Master Tequilero and owner

Joel comes from many generations of artisanal Tequilero's in Jalisco Mexico. He has been harvesting and producing tequila for many years. Tradition, family and honor are reasons for his incredible reputation and why he is so widely respected and sought after in the tequila production industry.



Kenji Delgado

International business advisor

Kenji Delgado has been a friend and business associate of the founders for many years. Education: Bachelors Degree - International Business - CSUS. He is currently CEO for a management firm, a partner with multiple Corporations, and has created a franchise in South America. Kenji Delgado has developed multiple successful projects and his leadership and entrepreneurs abilities speaks volumes as a successful business man.



Nick Cucuk

Head of Sales

Nick has been an integral part of the company since day one. This seasoned sales and marketing executive has been involved with many alcohol and Spirit companies For over 15 years. Nick has developed marketing and sales strategies that have grown spirit and wine brands faster than imaginable, he has taken companies to another level. Nick is like family to the founders and has been like a brother to our CEO Anthony for over 35 years. We are in great hands with Nick leading our sales team to victory and record breaking sales projections. In his younger years he played professional Soccer, he won championships and has had a winners mentality since day one. Nick has traveled the world, along his Journey He has met a lot of influential people that he is still in contact with. We are truly excited to have Nick a part of our team

Offering Summary

Company	OTACA
Corporate Address	36 Argonaut Suite 100, Aliso Viejo, CA 92656
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$19,999,994.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family

First 72 hours | 15% bonus shares

Super Early Bird

Next 72 hours | 10% bonus

Early Bird Bonus

Next 7 days | 5% bonus shares

Amount-Based:

$500+

Receive an E-gift card for redemption of an OTACA T-Shirt

$1000+

Receive an E-gift card for redemption of an OTACA Hat and T-Shirt

$5000+

Receive 5% additional bonus shares, plus an E-gift card for redemption of one bottle of OTACA. *OTACA Tequila cannot currently ship to Alabama, Arkansas, Delaware, Mississippi, Rhode Island, Utah, Hawaii, or Alaska. If you are located in one of these states, you will receive a $100 E-gift card to shop on OTACA Tequila's E-store.

$10,000+

Receive 5% additional bonus shares, plus an E-gift card for redemption of a OTACA Hoodie, plus a e-card for a signed bottle of OTACA by Joel Garcia and CEO. *OTACA Tequila cannot currently ship to Alabama, Arkansas, Delaware, Mississippi, Rhode Island, Utah, Hawaii, or Alaska. If you are located in one of these states, you will receive a $100 E-gift card to shop on OTACA Tequila's E-store.

$25,000+

Receive 5% additional bonus shares, plus a private tour and tequila tasting at OTACA HQ and lunch with the founders

$50,000+

Receive 10% additional bonus shares plus a 2-night stay at Waldorf Astaria in Dana Point, CA and a round of golf for 2 with the founders. Flights not included. Investor to give 60-day notice of travel time.

$100,000+

Receive 10% additional bonus shares, plus a round-trip for two for two nights to Jalisco to tour the distillery with the CEO and Tequilero. $800 flight credit included. Hotel accommodation will be in Guadalajara.

**All perks occur when the offering is completed.*

*Flight credit to be sent as an E-gift card via email.

The 10% StartEngine Owners' Bonus

Otaca will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Start Engine script

*The red sentences are video descriptions of what we want playing during each voice over

OTACA Is an acronym, it stands for Once Tried Always Craved Agave. We chose this name because of the aroma generated by flavors as well as the smoothness of our juice. Once you try it, you will always crave it.

Here are just a few of the hundreds of tastings we have witnessed with our future customers.

"Salud, smooth, beautiful, love it."

"Wow, it's very good."

"That is the smootheset 80 proof tequila, 80 proof anything I've ever had."

"mmm, that's new, this is great, wow"

Our Tequila was created by one of Mexicos most respected and sought after Tequileros, Joel Garcia, alongside OTACA's co founder and CEO Anthony Accetta. Together they've made the world's purest and most craveable Tequila OTACA. We proudly welcomed Joel Garcia as part owner in OTACA, he will always have an invested interest in the company as owner, producer and Tequilero.

When creating OTACA we could've chosen to produce our bottles, tops and labeling anywhere in the world to save money. However. OTACA decided to make everything in Mexico. We chose to support the Mexican people the culture and the hard working women of the country.

Our agave Pinas are in the ground for a minimum of 8 years, Joel Garcia Believes that 8 years is the perfect picking time to get the proper full aromas and unique flavors. Unlike most of our competitors Our tequila has no diffusers, added sugars or fillers. Many people have asked "how did OTACA end-up being the Ferrari of all Tequilas?" We start with highest quality pinas from Jalisco that are then roasted slowly in clay ovens. Next we place the cooked agave into the tahona (the artisanal way) which presses the sweetness out of out pina. We only believe in using high quality filtered water when producing OTACA. Thereafter it rests in copper stills, then our tequila is oxygenated are aerated. Many Tequila companies use stainless steel, our tequilaro believes in using copper which eliminates the metallic taste some spirits produce. OTACA Tequila is triple distilled then put through our proprietary multiple filtration and chilling process which makes OTACA Truly the "juice of the GODS"

Why should you invest? Not just because we created the worlds smoothest and purest tequila, but because you as an investor own part of the OTACA brand, which means when you sit at a bar or walk into a restaurant you can comfortably say "I own a part of OTACA Tequila" "drinks On me" Join us in becoming the next globally recognized tequila brand!

OTACA is truly,

ONCE TRIED, ALWAYS CRAVED AGAVE

Golf Tournament Video Transcript

"Otaca is a family, otaca is once tried always craved, first of all smell it smell the agave smell a little citrus smell a little vanilla. Shoot. It's very smooth, it's like sipping tequila we are all repping. Otaca Tequila. I want the world to know once tried always craved agave. Our tequila is meant to drink straight, that's how we want to share it with the world it's once tried always craved agave it deserves that trademark. The reason why we named it that is it just has a certain sweetness and cleaness that we've never tasted in any other tequila. We have a special process that allows it to become an organic and clean product. It's a sipping tequila we don't want this product to be product people buy to get drunk we want it to be a product where when you have a very nice evening and are smoking a cigar it is something that you sip on and enjoy. The story behind everything: the logo, the bottle cap, everything has a story. We're excited for what we can do Q1, . Out tequila is produced in Tequila, family owned distilleries, horse back, agave fields there's so much history there we are very honored to be part of such a special distillery. We launch January 2021 February 2021 we will have a reposado. Just ask for an Otaca we will be on all the menus looking for the otaca girls. It's gonna be great. People are loving this product. They cannot wait for it to be on the shelves so you can enjoy it chilling on a golf course just like here I'm Cabo from G social and I'll talk to you soon"

Factory Video

*No audio

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Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.